April 21, 2025

William Conkling
Chief Executive Officer
Rafael Holdings, Inc.
520 Broad Street
Newark, NJ 07102

       Re: Rafael Holdings, Inc.
           Registration on Form S-3
           Filed April 18, 2025
           File No. 333-286622
Dear William Conkling:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Daniel Crawford at 202-551-7767 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Dov T. Schwell, Esq.